VIST Financial Corp. 401(k) Retirement Savings Plan

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2011,

or

☐	Transition report pursuant to Section 15(d) 1c Of the Securities Exchange Act of 1934

for the Transition Period from                to               .

Commission File Number No. 0-14555

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:

B.

VIST FINANCIAL CORP.

401(K) Retirement Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and address of its principal executive office:

VIST FINANCIAL CORP.

1240 Broadcasting Road

Wyomissing, Pennsylvania 19610

(610) 208-0966

VIST Financial Corp. 401(k) Retirement Savings Plan

December 31, 2011 and 2010

VIST Financial Corp. 401(k) Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

Trustees

VIST Financial Corp 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of VIST Financial Corp 401(k) Retirement Savings Plan as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of VIST Financial Corp 401(k) Retirement Savings Plan as of December 31, 2011 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.  This Supplemental Schedule is the responsibility of the Plan’s Management. The Supplemental Schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton, LLP

Philadelphia, Pennsylvania
June 28, 2012

VIST Financial Corp. 401(k) Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

To the Trustees
VIST Financial Corp. 401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the VIST Financial Corp. 401(k) Retirement Savings Plan (“the Plan”) as of December 31, 2010 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ ParenteBeard LLC

ParenteBeard LLC
Philadelphia, Pennsylvania
June 23, 2011

VIST Financial Corp. 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets

Investments, at fair value:
Common/Collective Trust fund	$2,087,917	$2,047,078
Mutual funds	11,976,419	11,874,078
Common stock	641,055	658,532
Total investments, at fair value	14,705,391	14,579,688

Notes Receivable from Participants	350,756	289,496

Total Assets	15,056,147	14,869,184

Liabilities	—	—

Net Assets Available for Benefits at Fair Value	15,056,147	14,869,184

Adjustment from fair value to contract value for interest in Common/Collective Trust relating to fully benefit responsive investment contracts	(47,443)	(40,973)

Net Assets Available for Benefits	$15,008,704	$14,828,211

See notes to financial statements.

VIST Financial Corp. 401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2011 and 2010

	2011	2010
Additions to Net Assets Attributed to
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(611,719)	$1,565,401
Interest and dividends	230,812	217,414

Total investment (loss) income	(380,907)	1,782,815

Interest income on notes receivable from participants	14,016	15,913

Contributions:
Participants	1,039,611	991,723
Employer	167,373	132,750
Rollovers	233,908	92,944

Total contributions	1,440,892	1,217,417

Total Additions	1,074,001	3,016,145

Deductions from Net Assets Attributed to

Benefits paid to participants	(864,409)	(816,955)
Administrative expenses	(29,099)	(4,405)

Total Deductions	(893,508)	(821,360)

Net increase in net assets available for benefits	180,493	2,194,785

Net Assets Available for Benefits
Net Assets Available for Benefits - Beginning of Year	14,828,211	12,633,426

Net Assets Available for Benefits - End of Year	$15,008,704	$14,828,211

See notes to financial statements.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 1 - Description of the Plan

The following description of the VIST Financial Corp. 401(k) Retirement Savings Plan (the Plan), formerly known as Leesport Financial Corp. 401(k) Retirement Savings Plan, is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established January 1, 1990, and amended thereafter.  The Plan is a contributory defined contribution plan covering employees of VIST Financial Corp. (the Employer), who have completed one month of service and are at least 18 years of age.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participation

An employee becomes a participant in the Plan on the first day of the calendar quarter next following the date eligibility requirements are met. If the employee does not make an affirmative or negative election to participate, they will be automatically enrolled in the Plan.

Contributions

There are several types of contributions that can be added to a participant’s account:  an employee salary deferral contribution, an Employer matching contribution and an Employer qualified nonelective contribution. The Plan allows for Employer profit sharing contributions and automatic enrollment of participants at a 2% deferral rate. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participants may contribute a portion of their annual pre-tax compensation by way of a salary deferral contribution up to the maximum amount allowed under current federal income tax laws.

The Plan allows for the Employer matching contribution to be determined by the Board of Directors. For 2010 and the period from January 1 to June 30, 2011, the Employer matching contribution was equal to 50% on the first 2% of a participant’s elective deferral contribution. Effective July 1, 2011, the Employer matching contribution was increased to 50% on the first 3% of a participant’s deferral contribution.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 1 - Description of the Plan (Continued)

Each year, the Employer, at the sole discretion of its Board of Directors, determines the amount of the Employer profit sharing contribution, if any, to be made from current or accumulated net earnings. In addition, the Employer may make a qualified nonelective contribution on behalf of the non-highly compensated employees.  During 2011 and 2010, there were no profit sharing or qualified nonelective contributions contributed to the Plan.

The participants may direct their contributions into several different investment options. Contributions are subject to certain limitations.

Participants’ Accounts

Each participant’s account is credited with an allocation of employee deferral and Employer contributions and Plan earnings (including unrealized appreciation of Plan assets), and charged with withdrawals and Plan losses (including unrealized depreciation of Plan assts) and an allocation of administrative expenses.  Allocations of the Employer qualified nonelective and profit sharing contributions are based on participants’ compensation while allocations of Plan earnings are based on participants’ account balances.  Loan and disbursement processing fees are charged to the respective participants’ accounts. Other administrative expenses are allocated pro rata based on the participants’ account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

A participant is 100% vested at all times in the participant’s salary deferral, rollover account and the Employer qualified nonelective account regardless of the number of years of service.  If participants cease participation, other than by retirement, disability, or death, the vested interest in the remainder of their accounts is dependent upon the years of credited service, as follows:

Years of Service	Percent Vested

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

Employees are credited with a year of service for each plan year during which they have at least 1,000 hours of service.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 1 - Description of the Plan (Continued)

Payment of Benefits

Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum or in installments.  Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment of his/her vested account balance or in installment payments if so requested.  However, terminated participants may elect to receive their salary deferral accounts at any time. Participants are also permitted to make hardship withdrawals in certain cases of immediate financial need. Participants who have attained the age of 59 ½ may withdrawal any part of their vested account at any time during their service period. There were no distributions due to participants at December 31, 2011 and 2010, respectively.

Notes Receivable from Participants

Loans are available to participants of the Plan and are subject to approval by the Plan administrator.  Participants may borrow from their accounts up to the lesser of $50,000 reduced by the excess, if any, of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date that the loan is made, or 50% of their vested account balance.  Loan terms range from one to five years, however, repayment terms can exceed five years if the loan is used for the purchase of a primary residence.  The loans bear interest at a reasonable interest rate defined as the prevailing interest rate charged by local financial institutions in the business of lending money for secured personal loans.  The repayment of these loans is made through payroll deductions. The minimum loan amount is $1,000.

Administrative Expenses

Administrative costs of the Plan are absorbed by the Plan through the use of forfeited account balances.  However, if the balance of the forfeiture account is not adequate to pay the expenses, the Company may at its discretion pay administrative expenses to the Plan.

Forfeited Accounts

Forfeitures of nonvested Employer Contributions may be used either to pay future administrative expenses of the Plan or to reduce future Employer Contributions.

As of December 31, 2011 and 2010, forfeited Employer matching non-vested accounts amounted to $2,776  and $4,084, respectively.  During the years ended December 31, 2011 and 2010, forfeitures applied against administrative expenses and Employer matching contributions amounted to $5,012 and $10,615.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements, is as follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting n accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through a common/collective trust fund. Contract value for this common/collective trust fund is based on the net asset value of the fund as reported by the investment advisor. The Statements of Net Assets Available for Benefits present the fair value of the investment in the common/collective trust fund as well as the adjustment of the investment in the common/collective trust fund from fair value to contract value relating to fully benefit-responsive investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risk and Uncertainties

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 2 - Summary of Significant Accounting Policies (Continued)

prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

Administration of Plan Assets

The Plan’s assets are administered under a contract with Principal Financial Group, the custodian of the Plan. The custodian invests funds received from contributions, investment sales, interest, and dividend income and makes distribution payments to participants.

Payment of Benefits

Benefit payments to participants are recorded when paid.

New Accounting Standards

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06 “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements”, (“ASU 2010-06”), which provides a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements, transfers in and out of Levels 1 and 2, and the separate presentation of information in Level 3 reconciliations on a gross basis rather than net. New disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, Level 3 disclosures are effective for fiscal years beginning after December 15, 2010. Adoption of ASU 2010-06 had no material impact on the Plan’s financial statements but expanded disclosures about certain fair value measurements.

In September 2010, the FASB issued Accounting Standards Update No. 2010-25 “Plan Accounting-Defined Contribution Pension Plans: Reporting Loans to Participants by Defined Contribution Pension Plans,” (“ASU 2010-25”), which clarifies how loans to participants should be classified and measured by participant defined contribution pension benefit plans. Loans are required to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. ASU 2010-25 is applied retrospectively to all prior periods presented effective for fiscal years ending after December 15, 2010. The Plan adopted ASU 2010-25 and has presented loans to participants in accordance with this guidance as of December 31, 2011 and 2010.

Pending Accounting Standard

In May 2011, the FASB issued (ASU) 2011-04 Fair Value Measurement (Topic 820) Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The purpose of this Update is to change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. This Update clarifies the Board’s intent about the application of existing fair value measurement and disclosure requirements and includes changes to particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. In addition, to

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 2 — Summary of Significant Accounting Policies (Continued)

improve consistency in application across jurisdictions some changes in wording are necessary to ensure that U.S. GAAP and IFRS fair value measurement and disclosure requirements are described in the same way. The amendments in this Update are effective during interim and annual period beginning on or after December 15, 2011. Early application by public entities was not permitted. No significant impact to amounts reported in the statements of net assets available for benefits or changes in net assets available for benefits resulted from the adoption of ASU 2011-04, other than the required additional disclosures.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 3 — Investments

Fair Value Measurements and Fair Value of Financial Instruments

FASB ASC 820, “Fair Value Measurements and Disclosures” defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements.  This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that a transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.  The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs.  An orderly transaction is not a forced transaction, but rather a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities.

Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact, and (iv) willing to transact.  FASB ASC 820 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach.  The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities.  The income approach uses valuation techniques to convert future amounts such as cash flows or earnings, to a single present amount on a discounted basis.  The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).  Valuation techniques should be consistently applied.  Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability.  Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 3 — Investments (Continued)

assumptions market participants would use in pricing the asset or liability based upon the best information available in the circumstances.  In that regard, ASC Topic 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The three levels defined by FASB ASC 820 hierarchy are as follows:

Level 1:         Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets.  A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.  A contractually binding sales price also provides reliable evidence of fair value.

Level 2:         Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that utilize model-based techniques for which all significant assumptions are observable in the market.

Level 3:         Inputs to the valuation methodology are unobservable and significant to the fair value measurement; inputs to the valuation methodology that utilize model-based techniques for which significant assumptions are not observable in the market; or inputs to the valuation methodology that requires significant management judgment or estimation, some of which may be internally developed.

The following methods and assumptions were used to estimate the fair value of the Plan’s financial assets and financial liabilities:

Common Stock

This investment is valued at the closing price reported on the active market on which the individual security is traded.

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common/Collective Trust fund

This investment includes public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 3 — Investments (Continued)

number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. Further information concerning the common/collective trust funds may be obtained from its separate audited financial statements.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different value measurement at the reporting date.

The following tables present the assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as reported on the Statements of Net Assets Available for Benefits at December 31, 2011 and 2010.  As required by FASB ASC 820, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 3 — Investments (Continued)

	Assets at Fair Value as of December 31, 2011
	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Common/Collective Trust fund	$—	$2,087,917	$—	$2,087,917

Mutual Funds:
Balanced Funds	3,902,646	—	—	3,902,646
Fixed Income	2,747,999	—	—	2,747,999
Equity	5,325,774	—	—	5,325,774

Common Stock	641,055	—	—	641,055

Total Investments at Fair Value	$12,617,474	$2,087,917	$—	$14,705,391

	Assets at Fair Value as of December 31, 2010
	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Common/Collective Trust fund	$—	$2,047,078	$—	$2,047,078

Mutual Funds
Balanced Funds	3,345,803	—	—	3,345,803
Fixed Income	2,385,428	—	—	2,385,428
Equity	6,142,847	—	—	6,142,847

Common Stock	658,532	—	—	658,532

Total Investments at Fair Value	$12,532,610	$2,047,078	$—	$14,579,688

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net (depreciation) appreciation in fair value of investments in the statement of changes in net assets available for benefits.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 3 — Investments (Continued)

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The Plan evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended August 31, 2011 and 2010, there were no transfers in or out of levels 1, 2 or 3.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 3 — Investments (Continued)

The following table presents the fair value of investments as of December 31:

Investments	2011		2010

Common/Collective Trust Fund:
Principal Stable Value Signature	2,087,917	*,**	2,047,078	*,**

Mutual Funds:
Calvert Soc Inv Bond A Fund	937,145	*	637,466
Principal Inflation Pro R3 Fund	521,926		—
Principal Inflation Pro R4 Fund	—		384,202
Principal Inv Lf Tm Strat Inc R3	17,887		—
Principal Inv Lf Tm Strat Inc Sel	—		4,332
Principal Preferred Secs R3	1,288,927	*	—
Principal Preferred Secs R4	—		1,363,760	*
Principal Inv LifeTime 2010	322,717		284,099
Principal Inv LifeTime 2020	1,186,418	*	880,150	*
Principal Inv LifeTime 2030	1,726,696	*	1,599,763	*
Principal Inv LifeTime 2040	553,503		494,040
Principal Inv LifeTime 2050	95,426		83,418
Principal Large Cap Value III R3	69,937		—
Principal Large Cap Value III R4	—		72,704
Am Funds Fdmntl Inv R3	354,471		319,747
Am Fds Grth Fd of Am R3	247,287		242,939
Principal Large Cap Growth R3 Fund	889,825	*	—
Principal Large Cap Growth R4 Fund	—		1,056,523	*
Davis New York Venture A Fund	973,090	*	1,117,250	*
Principal S&P 500 Idx Inst Fund	441,261		529,374
AIM Capital Development R	444,968		586,156
Principal Mid Cap Value I R3	31,175		—
Principal Mid Cap I R4	—		28,184
Principal Sm Cap Value II R3 Fund	88,956		—
Principal Sm Cap Value 1 R4 Fund	—		95,242
Fidelity Adv Small Cap T	81,097		68,806
Principal Mid Cap S&P 400 Idx R3 Fund	687,629		—
Principal S&P 400 Idx R4 Fund	—		784,912	*
Principal Mid Cap Growth R3 Fund	202,914		—
Principal Mid Cap Growth R4 Fund	—		249,586
Principal Diviersified Interl R3 Fund	510,568		—
Principal Diviersified Interl R4 Fund	—		657,353
Principal Core Plus Bd I R3 Fund	52,698		—
Principal Intl Emerging Mkts R3 Fund	249,898		—
Principal Intl Emerging Mkts R4 Fund	—		334,072

Common Stock:
Common stock, VIST Financial Corp.	641,055		658,532

	$14,705,391		$14,579,688

*  Represents 5% or more of net assets as of the respective year-end.

** Contract value of $2,040,473 and $2,006,105 at December 31, 2011 and 2010, respectively.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 3 — Investments (Continued)

The net (depreciation) appreciation in fair value of investments (including gains and losses on investments bought, sold and held during the year) for each significant class of investments consists of the following for the years ended December 31:

	2011	2010
Investments at fair value determined by quoted market prices:
Mutual funds	$(520,888)	$1,325,142
Common stock	(121,092)	201,772
Investments at estimated fair value:
Common/collective trust funds	30,261	38,487

	$(611,719)	$1,565,401

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 4 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 5 - Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 27, 2008, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the IRC), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan, as amended, is currently designed and being operated in compliance with applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 6 - Related Party Transactions

Certain Plan investments are shares of mutual funds and a common/collective trust fund that are managed by the custodian of the Plan.  The Plan holds an investment in 105,959 and 91,974 shares of common stock of the Plan sponsor at December 31, 2011 and 2010, respectively.  The Plan also permits loans to participants. Therefore, these related transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.  All other transactions which may be considered parties-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 7 - Subsequent Events

On January 25, 2012, the Company entered into a definitive merger agreement under which Tompkins Financial will acquire VIST Financial Corp. The Company will operate as VIST Bank and become a subsidiary of Tompkins Financial with a separate banking charter, local management team, and local Board of Directors. The Boards of Directors of both companies have approved the transaction, which is expected to close early in the third quarter of 2012, subject to required regulatory approvals and other customary conditions, including required shareholder approval.  The proposed merger will have no impact on participants’ accounts held within the Plan.

The Company’s 401(k) plan will not terminate at the time of this merger. The proposed merger with Tompkins Financial will result in the Company’s current 401(k) plan being merged into that of Tompkins Financial at the completion of this transaction.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 8 — Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits according to the financial statements consists of the following as of December 31:

	2011	2010
Net assets available for benefits per the financial statements	$15,008,704	$14,828,211
Adjustment from fair value to contract value for interest in Common/Collective Trust relating to fully benefit responsive investment contracts	47,443	40,973

Net assets available for benefits per Form 5500	$15,056,147	$14,869,184

A reconciliation of benefits paid to participants according to the financial statements consists of the following for the year ended December 31:

	2011	2010
Benefits paid to participants per the financial statements	$864,409	$816,955
Amounts reimbursed to participants per the Form 5500	—	—

Benefits paid to participants per the Form 5500	$864,409	$816,955

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to plan year end but not yet paid as of that date.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 8 — Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of the Plan’s changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2011.

2011
Change in net assets available for benefits per the financial statements	$180,493
Change in December 31, 2010 to December 31, 2011 adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,470

Change in net assets available for benefits per the Form 5500	$186,963

VIST Financial Corp. 401(k) Retirement Savings Plan

Schedule of Assets (Held at End of Year)

Form 5500 - Schedule H - Line 4i

EIN:  23-2354007

PN:  003

December 31, 2011

	(b)Identity of issue, borrower,	(c)Description of investment including maturity date, rate
(a)	lessor, or similar party	of interest, collateral, par, or maturity value	(d)Cost	(e)Current value

*	Principal Stable Value Signature	Common/Collective Trust fund	N/A	$2,087,917
	Calvert Soc Inv Bond A Fund	Fixed Income - Mutual fund	N/A	937,145
*	Principal Inflation Pro R3 Fund	Fixed Income - Mutual fund	N/A	521,926
*	Principal Inv Lf Tm Strat Inc R3	Balanced - Mutual fund	N/A	17,887
*	Principal Preferred Secs R3	Fixed Income - Mutual fund	N/A	1,288,927
*	Principal Inv LifeTime 2010	Balanced - Mutual fund	N/A	322,717
*	Principal Inv LifeTime 2020	Balanced - Mutual fund	N/A	1,186,418
*	Principal Inv LifeTime 2030	Balanced - Mutual fund	N/A	1,726,696
*	Principal Inv LifeTime 2040	Balanced - Mutual fund	N/A	553,503
*	Principal Inv LifeTime 2050	Balanced - Mutual fund	N/A	95,426
*	Principal Large Cap Value III R3	Equity - Mutual fund	N/A	69,937
	Am Funds Fdmntl Inv R3	Equity - Mutual fund	N/A	354,471
	Am Fds Grth Fd of Am R3	Equity - Mutual fund	N/A	247,287
*	Principal Large Cap Growth R3 Fund	Equity - Mutual fund	N/A	889,825
	Davis New York Venture A Fund	Equity - Mutual fund	N/A	973,090
*	Principal S&P 500 Idx Inst Fund	Equity - Mutual fund	N/A	441,261
	AIM Capital Development R	Equity - Mutual fund	N/A	444,968
*	Principal Mid Cap Value I R3	Equity - Mutual fund	N/A	31,175
*	Principal Sm Cap Value II R3 Fund	Equity - Mutual fund	N/A	88,956
	Fidelity Adv Small Cap T	Equity - Mutual fund	N/A	81,097
*	Principal Mid Cap S&P 400 Idx R3 Fund	Equity - Mutual fund	N/A	687,629
*	Principal Mid Cap Growth R3 Fund	Equity - Mutual fund	N/A	202,914
*	Principal Diviersified Interl R3 Fund	Equity - Mutual fund	N/A	510,568
*	Principal Core Plus Bd I R3 Fund	Equity - Mutual fund	N/A	52,698
*	Principal Intl Emerging Mkts R3 Fund	Equity - Mutual fund	N/A	249,898
*	VIST Financial Corp	Common stock	N/A	641,055
*	Notes Receivable from Participants	4.25% to 9.25%	N/A	350,756

				$15,056,147

*		Party-in-interest
*	*	Historical cost has not been presented as all investments are participant directed

VIST Financial Corp. 401(k) Retirement Savings Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the VIST Financial Corp. 401(k) Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 28, 2012	VIST FINANCIAL CORP.
401(K) RETIREMENT SAVINGS PLAN

VIST FINANCIAL CORP.

	By:	/s/Christy Glass
Christy Glass
Plan Administrator

VIST Financial Corp. 401(k) Retirement Savings Plan

Exhibit Index

Exhibit
Number
23.1	Consent of Grant Thornton LLP
23.2	Consent of ParenteBeard LLC